Exhibit 99.1

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 14, 2026 – 10:30 A.M. MOUNTAIN TIME

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following sets out matters voted on at the annual general meeting of shareholders (the “Meeting”) of Stantec Inc. (“Stantec”) held on May 14, 2026, and the voting results for each matter. Full details of the matters presented for shareholder action can be viewed by accessing the Management Information Circular dated March 19, 2026, available on stantec.com or sedarplus.ca. A total of 83,408,932 shares (73.12% of outstanding common shares) were represented in person or by proxy.

Management of Stantec recommended that shareholders vote FOR each director nominee listed in matter 1, Election of Directors. Management also recommended that shareholders vote FOR matter 2, Appointment of Auditors, and matter 3, Non-binding Advisory Vote on Executive Compensation, below:

1.	Election of Directors

The Board of Directors of Stantec set the number of directors standing for election at the Meeting at nine. Each of the nine nominees listed in Stantec’s Management Information Circular dated March 19, 2026 was elected as a director of Stantec.

Nominee	Votes For	% For	Votes Against	% Against
Douglas K. Ammerman	71,548,823	89.93	8,010,915	10.07
Martin A. à Porta	78,956,577	99.24	603,161	0.76
Shelley A. M. Brown	79,418,349	99.82	141,389	0.18
Angeline G. Chen	79,093,790	99.41	465,948	0.59
Richard A. Eng	79,154,150	99.49	405,588	0.51
Gordon A. Johnston	79,434,155	99.84	125,583	0.16
Christopher F. Lopez	79,279,064	99.65	280,674	0.35
Marie-Lucie Morin	75,821,325	95.30	3,738,415	4.70
Celina J. Wang Doka	79,243,518	99.60	316,220	0.40

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as auditor of Stantec for 2026, and the directors were authorized to fix the remuneration of the auditor.

Votes For	% For	Votes Withheld	% Withheld
82,705,569	99.16	703,361	0.84

3.	Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 19, 2026 and delivered in connection with the Meeting.

Votes For	% For	Votes Against	% Against
74,553,552	93.71	5,006,184	6.29